1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
 Division of Investment Management
100 F. Street N.E.
Washington, D.C. 20549

August 10, 2017

Re: Registration Statement on Form N-1A (File Nos. 333-103714 and 811-21317)

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, Stadion Investment Trust (the “Trust”). Ms. Hamill of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on August 1, 2017, regarding Post-Effective Amendment No. 49 (the “Amendment”) to the above-referenced registration statement (the “Registration Statement”), filed electronically with the Commission on June 14, 2017 on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) on behalf of the Stadion Tactical Growth Fund, the Stadion Tactical Defensive Fund, the Stadion Trilogy Alternative Return Fund, and the Stadion Alternative Income Fund, each a series of the Trust (each a “Fund” and together, the “Funds”). The following are the Staff’s comments and the Trust’s response to each:

1.
In footnote 2 to the Fee Table for the Stadion Tactical Growth Fund, it states that, “if the Adviser so requests, any Fund Operating Expenses waived or reimbursed by the Adviser pursuant to the Agreement that had the effect of reducing Fund Operating Expenses from 1.70% (or lower) to 1.30% within the most recent three years prior to the request shall be repaid to the Adviser by the Growth Fund….” It is the Staff’s position that amounts may generally be recouped if the subject amount was waived or reimbursed within three years from the date of the recoupment, not the date of the request for recoupment. Please consider clarifying this language. The same comment applies to the extent that similar language is used in connection with other Funds.

Response: The Trust has revised the applicable language for all applicable Funds as follows (changes indicated below): “Pursuant to the Expense Limitation Agreement, if the Adviser so requests, any Fund Operating Expenses waived or reimbursed by the Adviser pursuant to the Agreement that had the effect of reducing Fund Operating Expenses from 1.70% (or lower) to 1.30% within the most recent three years prior to ~~the request~~ recoupment shall be repaid to the Adviser by the Growth Fund; provided, however, that the total annual Fund Operating Expenses for the applicable following year, after giving effect to the repayment, shall not exceed 1.30% of the average daily net assets of the Growth Fund (or any lower expense limitation or limitations to which the parties may otherwise agree).”

2.	Please explain why Other Expenses for Class T shares of the Funds are estimated for the current fiscal year as opposed to being based on actual expenses.

Response: Other Expenses for the Class T shares of each Fund have been estimated for the current fiscal year because specific components of Other Expenses that are unique to Class T shares will differ from the expenses experienced by other classes of the Funds’ shares.

3.
Please consider using a defined term other than “Alternative Fund” as the defined term for the Stadion Trilogy Alternative Return Fund to avoid later confusion with the Stadion Alternative Income Fund.

Response: The defined term for the Stadion Trilogy Alternative Return Fund has been revised to “Trilogy Fund” throughout the Registration Statement.

4.	Please explain why there is no footnote to the Fee Table for the Stadion Trilogy Alternative Return Fund that references the Expense Limitation Agreement for that Fund.

Response: The Stadion Trilogy Alternative Return Fund is currently operating above its expense cap. Accordingly, there is no line item in the Fee Table for the Stadion Trilogy Alternative Return Fund for “Management Fee Waivers and Reimbursements” or footnote to that line item referencing the Expense Limitation Agreement for that Fund.

5.	Please clarify the difference between the options strategies used by the Stadion Alternative Income Fund to implement the “Equity Position” and the “Income Position”.

Response: As described on page 35 of the Prospectus, for the Equity Position, “[t]he Adviser uses an option technique in the Equity Position called a ‘collar’ to attempt to isolate dividend income by minimizing the effects of market movements”; whereas, for the Income Position, the Adviser seeks “to generate additional yield from the receipt of premiums from selling index options… typically [by writing] put and call options on one or more broad-based U.S. stock indices”. To clarify this difference, in the first bullet point on page 34 under the section entitled “Principal Investment Strategies” for the Stadion Alternative Income Fund, the word “options” has been replaced with “options collars”.

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Thank you for your comments. Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,
/s/ Jeffrey T. Skinner
Jeffrey T. Skinner

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